

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 14, 2015

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

> **Re:** **American Renal Associates Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2015**
> **File No. 333-206686**

Dear Mr. Carlucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2015 letter.

Pre-IPO Transactions, page 8

1. We note your response to comment 1. Please clarify under Risk Factors and MD&A that the TRA payouts will reduce the liquidity that would otherwise have been available to the company.

2. Please explain the basis for adjusting the outstanding stock options in connection with the TRA and the Distribution; for example, disclose whether the adjustments are required under the applicable stock option plans.

Organizational Structure, page 10

3. We note your response to comment 2. Please disclose in the filing how the organizational structure has facilitated the structuring of your debt. Please also include NewCo in your diagram and disclose the percentage membership interests held by each of the pre-IPO stockholders as a group and by ARA OpCo.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 61

4. Please refer to footnote (g) on page 65. You describe each adjustment as decreasing the Accumulated Deficit balance when it appears that a dividend or other described transaction would actually increase that balance. Please advise and revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Contractual Obligations and Commitments

5. We note you provided a pro forma table to give effect to the term loan refinancing, the distribution of clinic level debt to third parties and cancellation of Centerbridge management fees. Please tell us why you did not include the continuing impact of cash payments required by the TRA agreement disclosed on page 155.

Certain Relationships and Related Party Transactions, page 152

Loan Servicing Agreement, page 156

6. Throughout the filing you disclose you will transfer all of the intercompany loans provided to joint venture subsidiaries by American Renal Associates, LLC (ARA Opco) to a newly formed, wholly owned subsidiary, NewCo. The membership interests in NewCo will then be distributed to pre-IPO shareholders on a pro rata basis in accordance with their ownership in the Company. Please tell us the significant terms of this transaction and how you intend to account for it in the consolidated financial statements. In addition, please specifically address the following:

- In the pro forma adjustments on page 65, you increase the intercompany loan balance and decrease the accumulated deficit. Please explain the accounting basis for this entry.

- On page 8 you disclose the NewCo intercompany loans will be reflected on the consolidated balance sheet in future periods as a result of this transaction. On page 156 you disclose that NewCo will be a wholly owned subsidiary. Please explain the underlying reasons and accounting basis for the presentation change of intercompany loans.

- To the extent the NewCo is a wholly owned subsidiary, please tell us why it is not included within the organizational structure and discussed in further detail on page 10.

- Please tell us how you intend to account for the loan servicing agreement between ARA OpCo loan payments and the servicing fees that will be paid to ARA OpCo.

7. Please describe the material terms of the Contribution Agreement and identify the related persons party to the agreement. Disclose each related person's interest in NewCo and the approximate dollar value of the amount of each related person's interest in the transaction. See Item 404(a) of Regulation S-K. Please also file the Contribution Agreement as an exhibit.

8. Please identify the Centerbridge affiliate that will be the managing member of NewCo and describe the material terms of any agreement between this affiliate and the company or NewCo regarding it duties and compensation relating to NewCo. Please also file any such agreement as an exhibit.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3781 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP